EXHIBIT 12.7
METROPOLITAN EDISON COMPANY
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006 (b)	2007	2008	2009	2010
	(Dollars in thousands)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$(240,195)	$95,463	$88,033	$55,523	$58,007
Interest and other charges, before reduction for amounts capitalized and deferred	47,385	51,022	43,651	56,683	52,829
Provision for income taxes	77,326	68,270	60,898	28,594	42,866
Interest element of rentals charged to income (a)	1,616	2,160	2,132	2,194	2,159

Earnings as defined	$(113,868)	$216,915	$194,714	$142,994	$155,861

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$47,385	$51,022	$43,651	$56,683	$52,829
Interest element of rentals charged to income (a)	1,616	2,160	2,132	2,194	2,159

Fixed charges as defined	$49,001	$53,182	$45,783	$58,877	$54,988

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	(2.32)	4.08	4.25	2.43	2.83

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

(b)	The earnings as defined in 2006 would need to increase $162,869,000 for the fixed charge ratios to be 1.0.